Exhibit (a)(5)(H)

EFiled: Jan 11 2011 12:30PM EST Transaction ID 35305458 Case No. 6119-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DONALD BLACK, on behalf of himself and all others similarly situated,

Plaintiff,

-against-

BERNARD C. BAILEY, ROBERT T. DEVINCENZI, DONALD E. MATTSON, CHRISTOPHER J. DYBALL, ARTHUR H. HAUSMAN, WALTER F. WALKER, ALBERT J. MOYER, LASERCARD CORPORATION, ASSA ABLOY INC. AND AMERICAN ALLIGATOR ACQUISITION CORP.

Defendants.

Civil Action No.

VERIFIED CLASS ACTION COMPLAINT

1. This is a stockholder class action brought on behalf of the public stockholders of LaserCard Corporation (“LaserCard” or the “Company”) against the Company’s Board of Directors (the “Board”) for breaches of fiduciary duty arising out of defendants’ decision to sell the Company to ASSA ABLOY Inc. and its wholly-owned subsidiary American Alligator Acquisition Corp. (collectively “ASSA ABLOY”) at an inadequate and unfair price following a grossly unfair process (the “Proposed Merger”) pursuant to an Agreement and Plan of Merger between LaserCard and ASSA ABLOY dated as of December 20, 2010 (the “Merger Agreement”).

2. Plaintiff alleges that the sale of LaserCard to ASSA ABLOY as contemplated by the Merger Agreement is unfair and inequitable to the LaserCard public stockholders and constitutes a breach of the fiduciary duties of LaserCard’s Board of Directors (the “Board”). Plaintiff also alleges that the Merger Agreement and transactions approved and contemplated thereby, including the Tender Offer, are unfairly and inequitably coercive to the public stockholders in a sale of the Company and that the stockholders are not provided with a voluntary choice whether to tender their shares.

3. The Merger Agreement provides for, among other things, a tender offer by ASSA ABLOY for all LaserCard shares at $6.25 per share conditioned on obtaining a majority of the outstanding shares (the “Tender Offer”), a so-called “Top-Up Option” giving ASSA ABLOY the right to buy additional new LaserCard shares at $6.25 to give ASSA ABLOY 90% ownership, and a short-form merger at $6.25 per share by virtue of the tendered shares plus the additional new shares.

4. The Tender Offer commenced on or after December 22, 2010, and is scheduled to expire on January 21, 2010 unless extended in accordance with the terms of the Merger Agreement.

5. The LaserCard Board has unanimously recommended that LaserCard stockholders tender their shares.

6. The consideration to be paid to the class members is unfair and grossly inadequate because, among other things: (a) the intrinsic value of the stock of LaserCard is materially in excess of $6.25 per share, giving due consideration to the possibilities of growth and profitability of LaserCard in light of its business, earnings and earnings power, present and future; (b) the $6.25 per share price offers an inadequate premium to the public stockholders of LaserCard; (c) the $6.25 per share price is not the result of arm’s-length negotiations but was fixed arbitrarily by certain insiders and ASSA ABLOY to “cap” the market price of LaserCard stock, as part of a plan for ASSA ABLOY to obtain complete ownership of LaserCard assets and business at the lowest possible price; and (d) ASSA ABLOY initially provided an indication of interest for a purchase price of $7.00 to $7.50 in cash.

7. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Merger with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, defendants agreed to (i) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information which information is necessary to formulate a bid, except under extremely limited circumstances; (ii) a matching rights provision that allows ASSA ABLOY 3 business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay ASSA ABLOY a termination fee of $3 million. These provisions limit the Board of Director’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of LaserCard.

8. Finally, on December 22, 2010, LaserCard filed a Schedule 14D-9 (the “14D-9”) with the Securities and Exchange Commission (“SEC”) in connection with the Proposed Merger pursuant to which, inter alia, the LaserCard Board recommended that LaserCard shareholders tender in favor of the Proposed Merger. As detailed herein, in connection with the 14D-9, defendants have breached their duty of candor by failing to disclose material information to shareholders necessary for them to determine whether to tender or seek appraisal in favor of the Proposed Merger.

9. The Proposed Merger serves no legitimate business purpose for LaserCard but rather is an attempt by defendants to enable ASSA ABLOY to benefit unfairly from the transaction at the expense of LaserCard’s public shareholders. The proposed cash-out transaction will forever divest LaserCard public shareholders of their ownership interest in the Company for grossly inadequate consideration. As such, the Proposed Merger will deny Plaintiff and the other members of the class their right to share proportionately in the future success of LaserCard and its valuable assets, while permitting certain LaserCard insiders and ASSA ABLOY to reap huge financial benefits from the transaction. Accordingly, judicial scrutiny of the Proposed Merger is necessary to ensure that the best interest of all LaserCard shareholders, and not the interests of the defendants, was the basis for the LaserCard Board decision to enter into the Proposed Merger.

10. In entering into the Merger Agreement, each of the defendants violated and continues to violate applicable law by directly breaching and/or aiding and abetting the defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

11. As alleged herein, the Proposed Merger is the product of a flawed process that was designed to sell LaserCard to ASSA ABLOY on terms detrimental to Plaintiff and the other public stockholders of LaserCard.

PARTIES

12. Plaintiff is and has been at all relevant times a shareholder of LaserCard.

13. LaserCard is a Delaware corporation with its principal place of business located 1875 North Shoreline Boulevard, Mountain View, California 94043. LaserCard is a provider of secure identity (ID) solutions and associated professional services to governments and commercial clients around the world, and also manufactures a range of advanced, secure, ID credentials. These ID credentials feature security features are offered with a range of machine readable technologies, either singly or in combinations, such as contact and contactless integrated circuit chips (smart chips), radio frequency identification (RFID) tags and LaserCard’s own Optical Security Media (OSM). LaserCard also manufactures a range of specialty cards and offer card personalization and ID management solutions under the CCD and Cards & More brands serving the European, Middle Eastern, African and Asian markets. It operates in three segments: OSM cards, Drives, systems and professional services, including OSM read/write drives, maintenance, system solutions and professional services, and Specialty cards and card printers.

14. Defendant Bernard C. Bailey (“Bailey”) is and has been at all relevant times the Chairman of the Board of LaserCard Corporation. Bailey is a director of Telos Corp. (information technology solutions and services) since October, 2006, a director of Spectrum Control, Inc. (electronic components) since April, 2008, and a director of EF Johnson Technologies, Inc. (communications solutions) since May 2009.

15. Defendant Robert T. DeVincenzi (“DeVincenzi”) is and has been at all relevant times President, Chief Executive Officer, Director of LaserCard Corporation since June 2008.

16. Defendant Donald E. Mattson (“Mattson”) is and has been at all relevant times a Vice Chairman of the Board of LaserCard since 2007.

17. Defendant Christopher J. Dyball (“Dyball”) is and has been at all relevant times a

Chief Operating Officer and Director of LaserCard since November 2004.

18. Defendant Arthur H. Hausman (“Hausman”) is and has been at all relevant times a director of LaserCard since 1981.

19. Defendant Walter F. Walker (“Walker”) is and has been at all relevant times as a director of LaserCard since 1999. He is Principal, Manager of Hana Road Partners LP, an investment management fund since January, 2008.

20. Defendant Albert J. Moyer (“Moyer”) is and has been at all relevant times a director of LaserCard since 2005.

21. The defendants named in ¶¶ 14-20 are sometimes collectively referred to herein as the “Individual Defendants.”

22. Defendant ASSA ABLOY is an Oregon corporation. ASSA ABLOY manufactures and sells locks, cylinders, electromechanical products, security doors and fittings. The primary product areas are the traditional segments of mechanical locks and security doors, as well as the fast-growing segments of electromechanical and electronic locks, access control, identification technology and automatic doors.

23. Defendant American Alligator Acquisition Corp. (“Merger Sub”), a Delaware corporation, was organized as a wholly-owned subsidiary of ASSA ABLOY for the sole purpose of making a tender offer for the outstanding shares of common stock of LaserCard and completing the Merger.

24. Defendants ASSA ABLOY and Merger Sub are collectively referred to herein as “ASSA ABLOY”, and are named herein as aiders and abettors to the Individual Defendants’ breaches of fiduciary duty.

DEFENDANTS’ FIDUCIARY DUTIES

25. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of LaserCard and owe Plaintiff and the other members of the Class a duty of good faith, fair dealing, loyalty and full and candid disclosure.

26. By virtue of their positions as directors and/or officers of LaserCard, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause LaserCard to engage in the practices complained of herein.

27. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly-traded company undertake a transaction that may result in a change in corporate control, Delaware law imposes the obligation on the directors to take all steps reasonably required to maximize the value that shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) otherwise adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

CLASS ALLEGATIONS

28. Plaintiff brings this action individually and as a class action pursuant to the rules of this Court, on behalf of all stockholders of LaserCard, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who are threatened with injury arising from defendants’ actions as is described more fully below (the “Class”).

29. This action is properly maintainable as a class action.

30. The Class is so numerous that joinder of all members is impracticable.

31. There are more than 12 million shares of LaserCard common stock outstanding held by thousands of shareholders geographically dispersed across the country.

32. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Merger; and

(b) whether Plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

33. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

34. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

35. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

36. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

GENERAL ALLEGATIONS

The Company Has a History of Extraordinary Financial Success

37. On October 28, 2010, LaserCard announced its financial results for the second quarter ended October 1, 2010. Revenue for the quarter was $12.7 million compared with $11.6 million in the prior quarter. The Company has achieved profitability over the past seven quarters due to the ongoing contributions from its core customer programs and the previously implemented refinements to its cost model. As stated in the press release:

Revenues for the second quarter of fiscal 2011 were $12.7 million, compared with $11.6 million in the prior quarter and $15.7 million in the same quarter a year ago. GAAP net income for the second quarter of fiscal 2011 was $0.8 million, or $0.07 per diluted share, compared with GAAP net income of $0.4 million, or $0.04 per diluted share, in the prior quarter, and GAAP net income of $1.8 million, or $0.15 per diluted share, in the same quarter a year ago.

LaserCard® optical security media card revenues for the quarter were $9.0 million compared with $11.9 million in the second quarter of fiscal 2010. Revenues from specialty cards and printers totaled $3.7 million compared with $3.8 million from the same quarter a year ago. Optical security media card backlog at October 1, 2010 was $9.6 million.

LaserCard Corporation’s cash, cash equivalents, and investments were $36.2 million at October 1, 2010. Debt at October 1, 2010 totaled $0.1 million.

Non-GAAP Results

Non-GAAP net income for the second quarter of fiscal 2011 was $1.3 million, or $0.10 per diluted share, compared to non-GAAP net income of $0.9 million, or $0.07 per diluted share, in the prior quarter, and a non-GAAP net income of $1.9 million, or $0.15 per diluted share, in the same quarter a year ago.

Non-GAAP net income and net income per diluted share exclude expenses related to ASC 718 (formerly SFAS123R) stock-based compensation, the unrealized income relating to the fair value adjustment of auction rate securities and our UBS put option agreement, and exclude the gain related to the termination of a contract.

“We have achieved profitability over the past seven quarters due to the ongoing contributions from our core customer programs and the previously implemented refinements to our cost model” said Robert DeVincenzi, President and CEO of LaserCard. “As is typical in our business and industry, our program revenue and financial results will continue to be subject to fluctuations on a quarterly basis.”

The Proposed Merger

38. On December 20, 2010, the Company and ASSA ABLOY jointly announced that they had entered into a definitive agreement or the Proposed Merger for ASSA ABLOY to acquire the outstanding shares of LaserCard for $6.25 per share in an all-cash tender offer. The headlines of the release were the following: “LaserCard Corporation to be Acquired by ASSA ABLOY, LaserCard to join the HID Global business unit to expand solutions for the Secure Identity Market” The release stated in pertinent part the following:

LaserCard Corporation (NASDAQ:LCRD), a leading provider of secure ID solutions, today announced that the company has entered into a definitive agreement to be acquired by ASSA ABLOY AB, at a price of $6.25 per share through a cash tender offer. The total transaction value is approximately $80 million. This per share price represents a premium of approximately 38% over the closing price of LaserCard shares on December 17, 2010 and a premium of 42% over the 20-day average of closing prices. LaserCard will become part of ASSA ABLOY’s HID Global business with LaserCard’s secure identity products, solutions and services complementing HID Global’s identity solution offering.

“The secure identity markets are rapidly growing and the need for enhanced security is driving increased sophistication in identity credentials and systems,” said Robert T. DeVincenzi, president and CEO of LaserCard. “LaserCard is pleased to add its capabilities to the expanding portfolio of customer solutions that HID Global is offering to the market”.

Under the terms of the definitive acquisition agreement, a subsidiary of ASSA ABLOY will commence a cash tender offer to acquire LaserCard’s outstanding shares of common stock at $6.25 per share, net to each holder in cash. Upon satisfaction of the conditions to the tender offer and after such time as all shares tendered in the tender offer are accepted for payment, the agreement provides for the parties to effect, subject to customary closing conditions, a merger to be completed following completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $6.25 per share in cash. The transaction is subject to customary closing conditions, including the tender of a majority of the outstanding shares of LaserCard’s common stock based on the number of shares outstanding, including certain options, and is expected to close in LaserCard’s fiscal fourth quarter, ending April 1, 2011. No approval of the stockholders of ASSA ABLOY or its subsidiaries is required in connection with the proposed transaction. The transaction is not subject to a financing condition. Terms of the acquisition agreement were unanimously approved by the board of directors of LaserCard.

Imperial Capital LLC acted as exclusive financial adviser to LaserCard. O’Melveny & Myers LLP acted as counsel to LaserCard.

39. The $6.25 per share price agreed to by the Board does not currently represent fair value for the Company, in that it does not reflect the long-term value of the Company, and the future financial prospects of LaserCard. Although defendants claim the total transaction value is approximately $80 million, the true value of the Proposed Merger is a mere $43.7 million, since the Company has $36.2 million in cash on hand.

40. Concurrently with the execution of the Merger Agreement, all directors and executive officers of the Company, who directly or indirectly own 389,033 Shares (including 150,487 shares of Restricted Stock), representing approximately 3.1% of the Shares outstanding as of December 20, 2010, entered into a Tender and Support Agreement with Parent (the “Tender and Support Agreement”), which provides, among other things, that such shareholders will tender their Shares in the Offer (other than shares of unvested Restricted Stock) and vote their Shares in favor of adoption of the Merger Agreement, if applicable.

41. LaserCard has entered into agreements with defendants DeVincenzi, Dyball, and its Vice President, Finance, and Chief Financial Officer, Steven G. Larson, to provide them severance pay and, in the event of a change of control, acceleration of the vesting of their equity awards. The following chart presents LaserCard’s estimate of the amount of the severance benefits to which each of the named executive officers would be entitled under the agreement described above if his or her employment terminated under the Proposed Merger, and assuming for purposes of this illustration that the termination of employment occurred on April 2, 2010:

Name	Cash Severance ($)	Continuation of Health Benefits ($)	Equity Acceleration ($)(1)	Total ($)
Robert T. DeVincenzi	330,000	29,223	258,714	617,937
Christopher Dyball	305,011	23,622	275,962	604,595
Steven G. Larson	265,013	14,903	271,980	551,896

The Preclusive Deal-Protection Devices

42. In addition to agreeing to a sale of the Company at an unfair price, the Individual Defendants agreed to onerous deal protection devices in breach of their fiduciary duties to

LaserCard shareholders, which prevent a superior offer from being made for the Company.

43. Specifically, defendants agreed to: (i) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information which information is necessary to formulate a bid, except under extremely limited circumstances; (ii) a matching rights provision that allows ASSA ABLOY 3 business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay ASSA ABLOY a termination fee of $3 million. These provisions limit the Board of Director’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of LaserCard.

44. The terms of the Merger Agreement considerably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding an acquisition proposal to the Company. The circumstances under which LaserCard’s Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are restrictive and fail to provide an effective fiduciary out under the circumstances of the case.

45. Thus, even if the Board were to receive a bid that appeared to be better than ASSA ABLOY’s offer, these provisions unreasonably constrain the Board’s exercise of fiduciary responsibility to take measures to secure the best available transaction. Consequently, this provision prevents the Board from exercising their fiduciary duties of “shopping” the Company and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Board first determines that the proposal is superior.

46. Pursuant to the Merger Agreement, LaserCard granted ASSA ABLOY an option to purchase the number of authorized and unissued Company shares equal to an additional number of LaserCard shares such that immediately after the issuance of those additional shares, ASSA ABLOY would own at least 90% of the outstanding shares of the Company (the “Top-Up Option”), in order to allow ASSA ABLOY to effect a short-form merger pursuant to 8 Del. C. 253. The Top-Up Option provision is conditioned on ASSA ABLOY obtaining at least a majority of LaserCard’s public shares. Thus ASSA ABLOY should have no difficulty obtaining a majority of the outstanding shares to affect the Top-Up Option in order to complete the short form merger following the use of the Top-up Option.

47. Because the Top-Up Option is issued prior to the short form merger, a Court may consider the dilution caused by the option when it determines fair value of each LaserCard share in an appraisal. The value of those shares held by stockholders who do not tender and who seek appraisal would be diluted by the Top-Up Option, and its impact on any subsequent Court valuation of “fair value” in an appraisal proceeding unfairly coerces stockholders to tender.

48. The Top-Up Option also provides a contractual right to ASSA ABLOY to attain the status of a 90% stockholder so long as a majority of the outstanding shares tender, and thereby avoid voting requirement of Section 251 and the fairness standard on controlling stockholders in transactions with the minority. The Top-Up and other preclusive deal protection devices constitute unfair and illegal abdications of directors’ authority and unfair and inequitable evasion of stockholder rights.

The 14D-9 Proxy Provides Insufficient Information for

Reasonable Shareholders to Decide How to Vote Their Shares

49. The 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Merger. In particular, the 14D-9 fails to disclose the following:

(a) the rationale for causing the Company to enter into an advisory service engagement with USBX Advisory Services, LLC (“USBX”) (or the fees paid to USBX) to assist in identifying strategic alternatives and/or whether USBX had any relationships with defendants or other potential acquirors;

(b) the reasons why the new advisory services engagement with Imperial Capital, LLC, the Company’s financial advisor, changed from identifying strategic alternatives to pursuing a potential sale of LaserCard through a merger, consolidation or other business combination;

(c) the number of strategic acquirors contacted and financial buyers contacted by Imperial Capital;

(d) the process used by either the Company and/or Imperial Capital in determining which potential acquirors to contact;

(e) the number and type of potential acquirors that had entered into confidentiality agreements with LaserCard in connection with receiving additional information about the potential transaction and the proposed sale process;

(f) the number of potential suitors (and type) that held meetings with LaserCard management at the annual CARTES & IDentification conference in France, including a meeting with representatives of HID on November 17, 2009;

(g) as part of the marketing process between December 2009 and January 2010, how many preliminary, non-binding indications of interest (and from the type of party) regarding a potential acquisition of LaserCard were submitted in addition to proposed purchase prices, if any;

(h) a summary of the discussions that had taken place during January 2010 and the first week of February 2010, by and among members of LaserCard’s management group conducting informational meetings with the potential suitors which who had submitted indications of interest;

(i) a summary of the discussions that had taken place on January 22, 2010, between the management team of LaserCard and representatives of HID to review LaserCard’s business and prospects;

(j) a summary of the interested parties that Imperial Capital sought letters of intent from on February 5, 2010;

(k) a summary of interested parties as of February 5 that declined to continue in the process and what were the reasons specific to those suitors or LaserCard provided, if any;

(l) a description of the various customer developments in March 2010 that caused LaserCard to update and reduce its internal financial forecast for fiscal year 2011;

(m) the substance of the continued discussions that took place during March and April 2010 between Imperial Capital and the remaining suitors (how many and type), including several new parties (how many and type) which had emerged during this time period;

(n) the updated status of the several large contracts in May 2010;

(o) whether Bidders A, B, C and D are strategic or financial acquirors;

(p) the valuations, if any, provided to support the purchase price offers made by Bidder A, B, C, and D;

(q) the reasons LaserCard rejected competing offers from other bidders including Bidders B and C during the first week of November, and yet accepted an identical $6.25 per share offer by November 5, including exclusivity, from ASSA ABLOY;

(r) the efforts made (or reasons to discontinue negotiations) to obtain a higher price or better terms from other bidders including Bidders B and C after November 1;

(s) a summary of any substantive discussions that took place between representatives of LaserCard and representatives of HID at the CARTES & IDentification conference in France on December 7, 2010 regarding personnel matters, strategy and integration plans;

(t) when the discussions and negotiations regarding the Tender and Support Agreements and related documents took place and whether ASSA ABLOY demanded those Agreements;

(u) a description of the compensation earned by the Company’s financial advisors, USBX and Imperial Capital, if any, from work performed for the Company;

(v) a description of the compensation earned by the Company’s financial advisors, USBX and Imperial Capital, if any, from work performed for any of the potential bidders for LaserCard between 2008 and 2010 and the nature of the work performed; and

(w) the process implemented by the Board to retain a financial advisor in connection with seeking strategic alternatives and /or a potential strategic transaction involving the Company and the reasons why USBX and Imperial Capital were retained.

50. The 14D-9 also fails to disclose material information concerning the underlying methodologies, key inputs and multiples relied upon and observed by Imperial Capital, one of the Company’s financial advisors, so that shareholders can properly assess the reliability of the various analyses performed by Imperial Capital that were relied upon by the Board in recommending the Proposed Merger. In particular, the Schedule 14D-9 is deficient as follows:

(a) the 14D-9 fails to disclose the Company’s complete forecasts for the Target Case and Base Case. The respective forecasts, the 14D-9 merely provides the total revenue and EBITDA.

(b) in its Discounted Cash Flow Analysis, the 14D-9 fails to disclose why Imperial Capital: (i) fails to describe why it used discount rates ranging from 20.0% to 28.0%; and (ii) calculated the terminal value at the end of 2015 using the Gordon Growth Model, which incorporated a terminal growth rate ranging from 1.0% to 5.0%.

(c) in the Publicly Traded Companies Analysis, the 14D-9 fails to disclose: (i) the parameters (including financial information, ratios and public market multiples) used by Imperial Capital in determining the selected companies used; (ii) the complete list of multiples observed for each company; and (iii) the analysis, if any, of 2010 Revenue and EBITDA multiples for the Base Case; and (iv) the reasons for not including the outliers and/or the range.

(d) in its Publicly Traded Companies Analysis, the 14D-9 fails to disclose why Imperial Capital selected different ranges of multiples for each of the Base Case and Target Case.

(e) in the M&A Transaction Statistics Analysis, the 14D-9 fails to disclose: (i) the criteria used by Imperial Capital in selecting certain transactions from April 12, 2007 through December 2010 involving public companies in the identity solutions sector (excluding software companies); (ii) the information relating to such transactions reviewed by Imperial Capital, including, but not limited to, the terms of transaction, and implied enterprise value; and (iii) the reasons Imperial Capital selected various range of multiples for both the Base case and

Target Case.

51. Defendants’ actions in proceeding with the Proposed Merger as presently proposed is wrongful, unfair, and harmful to LaserCard’s public stockholders, and will deny them their right to share proportionately in the true value of LaserCard’s valuable assets, profitable business, and future growth in profits and earnings. Defendants have breached their fiduciary duties to LaserCard shareholders by causing the Company to enter into the Merger Agreement that provides for the sale of LaserCard at an unfair price, and deprives LaserCard’s public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached their fiduciary duties by not taking adequate measures to ensure that the interests of LaserCard’s public shareholders are properly protected from overreaching by defendants. Defendants owe fundamental fiduciary obligations to LaserCard stockholders to take all necessary and appropriate steps to maximize the value of their shares consistent with a bona fide market check of the value of the Company. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company. Further, the Directors of LaserCard must adequately ensure that no conflict of interest exist between the Individual Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders.

52. Plaintiff seeks preliminary and permanent injunctive relief enjoining the vote of LaserCard shareholders by reason of the foregoing deficiencies in the 14D-9, and restraining consummation of the Proposed Merger.

53. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, will continue to engage in improper conduct, and plaintiff and the Class will be deprived of the fair value of their investment in LaserCard’s valuable assets and businesses to which they are entitled.

COUNT I

Breach of Fiduciary Duties

54. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

55. The Individual Defendants have violated their fiduciary duties of care, good faith, loyalty and candor owed under applicable law to the public shareholders of LaserCard and have placed the interests of insiders ahead of the interests of LaserCard’s shareholders.

56. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, care and candor owed to the shareholders of LaserCard because, among other reasons:

(a) they failed to properly value LaserCard;

(b) they failed to take steps to maximize the value of LaserCard to its public shareholders and they took steps to avoid competitive bidding, and to give ASSA ABLOY an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

(c) they failed to properly value LaserCard and its various assets and operations;

(d) they failed to provide shareholders with the material information necessary to make an informed decision as to whether or not to vote in favor of the Proposed Merger;

(e) they erected unreasonable barriers to other third-party bidders.

57. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme and in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiff and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the Proposed Merger with ASSA ABLOY, will unfairly deprive Plaintiff and other members of the Class of the true value of their investment in LaserCard.

58. LaserCard shareholders will, if the Proposed Merger is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

59. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other LaserCard public stockholders.

60. As a result of the actions of defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of LaserCard’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of LaserCard common stock.

61. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Merger which will exclude the Class from its fair proportionate share of LaserCard’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

62. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

COUNT II

Aiding and Abetting Breaches of Fiduciary Duty

63. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

64. ASSA ABLOY and Merger Sub have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. ASSA ABLOY and Merger Sub are also active and necessary participants in the Individual Defendants’ plan to consummate the Proposed Merger on terms that are unfair to LaserCard shareholders, as ASSA ABLOY seeks to pay as little as possible to LaserCard shareholders.

65. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

Plaintiff demands relief in her favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as a representative of the Class;

B. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Enjoining defendants from consummating the Merger Agreement and Proposed Merger unless and until they provide to LaserCard shareholders all material information in connection with the proposed transaction;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

Dated January 11, 2011.

BIGGS & BATTAGLIA

/s/ Victor Battaglia, Jr.
VICTOR BATTAGLIA, Jr. (I.D. #2562)
921 N. Orange Street
P.O. Box 1489
Wilmington, DE 19899
302-655-9677
Attorneys for Plaintiff

OF COUNSEL
BULL & LIFSHITZ, LLP
Joshua Lifshitz
18 East 41st Street
New York, NY 10017
Tel: (212) 213-6222
Fax: (212) 213-9405
Counsel for Plaintiff